1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F) Form 20-F  ☒    Form 40-F  ☐

( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐    No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            )

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Pak, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

Siliconware Precision Industries Reports a 0.5% Quarter-over-Quarter

Growth in Revenues Resulting in Earnings per Share of NT$ 1.37 or

Earnings per ADS of US$ 0.21 for Fourth Quarter 2009

Taichung, Taiwan, February 3, 2010–Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its sales revenues for the fourth quarter of 2009 were NT$ 16,813 million, which represented a 0.5% increase in revenues compared to the third quarter of 2009 and a 35.1% increase in revenues compared to the fourth quarter of 2008. SPIL reported a net income of NT$ 4,303 million for the fourth quarter of 2009, compared with a net income of NT$ 2,561 million and a net loss of NT$ 1,034 million for the third quarter of 2009 and the fourth quarter of 2008, respectively.

Diluted earnings per ordinary share for this quarter was NT$ 1.37, and diluted earnings per ADS was US$ 0.21.

SPIL today announced that its sales revenues for year 2009 were NT$ 56,886 million, which represented a 5.9% decline in revenues compared to year 2008. SPIL reported a net income of NT$ 8,790 million for year 2009, compared with a net income of NT$ 6,313 million for year 2008.

Diluted earnings per ordinary share for year 2009 was NT$ 2.80, and diluted earnings per ADS was US$ 0.43.

Operating results review:

•

For the fourth quarter of 2009, net revenues from IC packaging were NT$ 15,459 million and represented 92% of total net revenues. Net revenues from testing operations were NT$ 1,354 million and represented 8% of total net revenues.

•	Cost of goods sold was NT$ 13,433 million, representing an increase of 4.5% compared to the third quarter of 2009 and an increase of 33.4% compared to the fourth quarter of 2008.

•

Raw materials costs were NT$ 7,943 million for the fourth quarter of 2009, and represented 47.2% of total net revenues, whereas raw materials costs were NT$ 7,610 million and represented 45.5% of total net revenues for the third quarter of 2009.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 342 million.

•

Gross profit was NT$ 3,380 million for the fourth quarter of 2009, representing a gross margin of 20.1%, which decreased from a gross margin of 23.2% for the third quarter of 2009 and was up from 19.1% for the fourth quarter of 2008.

•

Total operating expenses for the fourth quarter of 2009 were NT$ 942 million, which included selling expenses of NT$ 256 million, administrative expenses of NT$ 301 million and R&D expenses of NT$ 385 million. Total operating expenses represented 5.6% of total net revenues for the fourth quarter of 2009.

•	The accrued expenses of bonuses to employees, directors and supervisors accounting for under operating expenses totaled NT$ 141 million.

•

Operating income was NT$ 2,438 million for the fourth quarter of 2009, representing an operating margin of 14.5% for the fourth quarter of 2009, which decreased from 18.2% for the third quarter of 2009 and increased from 9.7% for the fourth quarter of 2008.

•	Non-operating items:

•

Our net currency exchange gain of NT$ 33 million for the fourth quarter of 2009 was mainly due to depreciation of our foreign dollars denominated liabilities as a result of an appreciation of NT dollars, our reporting currency.

•	Our investment income of NT$ 100 million from long-term investment for the fourth quarter of 2009 was primarily due to investment gain from SPIL BVI.

•	Our investment income of NT$ 1,948 million from disposing Phoenix Precision was due to that Phoenix Precision was merged by Unimicron Corporation in fourth quarter 2009.

•

Net income before tax was NT$ 4,637 million for the fourth quarter of 2009, which increased from a net income of NT$ 3,105 million for the third quarter of 2009 and increased from a net loss of NT$ 1,645 million for the fourth quarter of 2008.

•

Income tax expense was NT$ 334 million for the fourth quarter of 2009, compared with income tax expense of NT$ 544 million for the third quarter of 2009 and income tax credit of NT$ 611 million for the fourth quarter of 2008.

•

Net income was NT$ 4,303 million for the fourth quarter of 2009, which increased from a net income of NT$ 2,561 million for the third quarter of 2009 and increased from a net loss of NT$ 1,034 million for the fourth quarter of 2008.

•	Total number of shares outstanding was 3,138 million shares as of Dec 31,2009. Diluted earnings per ordinary share for this quarter was NT$ 1.37, or US$ 0.21 per ADS.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 19,035 million as of Dec 31, 2009 from NT$ 17,427 million as of Sept 30, 2009, and NT$ 18,319 million as of Dec 31, 2008.

•	Capital expenditures for the fourth quarter of 2009 totaled NT$ 2,937 million, which included NT$ 2,685 million for packaging equipment and NT$ 252 million for testing equipment.

•	Total depreciation expenses for the fourth quarter of 2009 totaled NT$ 1,930 million, which included NT$ 1,451 million was from packaging operations and NT$ 479 million from testing operations.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 15,459 million for the fourth quarter of 2009, which represented an increase of NT$ 137 million or 0.9% compared to the third quarter of 2009.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & FCBGA accounted for 45%, 28% and 17%, respectively, of total net revenues for the fourth quarter of 2009.

•

Capital expenditures for IC packaging operations totaled NT$ 2,685 million for the fourth quarter of 2009, which included NT$ 2,629 million for packaging and building construction and NT$ 56 million for wafer bumping operations.

•	As of Dec 31, 2009 we had 4,939 wirebonders installed, of which 30 were added in the fourth quarter of 2009.

IC testing service:

•	Net revenues from testing operations were NT$ 1,354 million for the fourth quarter of 2009, which represented a decrease of NT$ 57 million or 4.0% compared to the third quarter of 2009.

•	Capital expenditures for testing operations totaled NT$ 252 million for the fourth quarter of 2009.

•	As of Dec 31, 2009 we had 382 testers installed, of which 3 were added and 2 were disposed in the fourth quarter of 2009.

Revenue Analysis

•	Breakdown by end applications:

By application	4Q09	3Q09
Computing	22%	22%
Communication	47%	47%
Consumer	17%	19%
Memory	14%	12%

•	Breakdown by packaging type:

By packaging type	4Q09	3Q09
Bumping & FCBGA	17%	16%
Substrate Based	45%	44%
Leadframe Based	28%	29%
Testing	8%	9%
Others	2%	2%

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•

possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. Audited unconsolidated financial figures will be publicly announced upon the completion of our audit process. The investment gains or losses of our company for the three months ended Dec 31, 2009 reflect our gains or losses attributable to the fourth quarter of 2009 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the unaudited unconsolidated financial data for our company for the three months ended Dec 31, 2009, nor the unaudited unconsolidated financial data for our company for the twelve months ended Dec 31, 2009 is necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED BALANCE SHEET

As of Dec 31, 2009 and 2008

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Dec 31, 2009			Dec 31, 2008		Sequential
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and cash equivalent	577,154	19,034,536	25	18,319,338	25	715,198	4
Accounts receivable	327,557	10,802,846	14	6,838,195	9	3,964,651	58
Inventories	82,957	2,735,920	4	2,193,018	3	542,902	25
Other current assets	60,918	2,009,062	2	1,580,188	3	428,874	27

Total current assets	1,048,586	34,582,364	45	28,930,739	40	5,651,625	20

Long-term investments	235,860	7,778,660	10	4,565,228	6	3,213,432	70
Fixed assets	2,111,221	69,628,081	90	68,856,762	96	771,319	1
Less accumulated depreciation	(1,099,747)	(36,269,670)	-47	(32,899,160)	-46	(3,370,510)	10

Net fixed assets	1,011,474	33,358,411	43	35,957,602	50	(2,599,191)	-7

Other assets	52,761	1,740,073	2	2,862,429	4	(1,122,356)	-39

Total Assets	2,348,681	77,459,508	100	72,315,998	100	5,143,510	7

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Accounts payable	231,689	7,641,111	10	4,689,574	7	2,951,537	63
Current portion of long-term debt	—	—	—	749,354	1	(749,354)	-100
Other current liability	195,942	6,462,173	8	5,148,080	7	1,314,093	26
Long-term loans	—	—	—	2,248,065	3	(2,248,065)	-100
Other liabilities	8,338	274,998	1	166,804	—	108,194	65

Total Liabilities	435,970	14,378,282	19	13,001,877	18	1,376,405	11

Stockholders’ Equity
Capital stock	944,925	31,163,611	40	31,525,899	43	(362,288)	-1
Capital reserve	498,894	16,453,527	21	16,820,211	24	(366,684)	-2
Legal reserve	173,451	5,720,419	7	5,089,066	7	631,353	12
Retained earnings	270,990	8,937,249	12	6,453,435	9	2,483,814	38
Unrealized gain or loss on financial instruments	23,261	767,157	—	—	—	767,157	100
Cumulated translation adjustment	6,324	208,577	—	296,866	—	(88,289)	-30
Net loss not recognized as pension cost	(5,134)	(169,314)	—	(77,172)	—	(92,142)	119
Treasury stock	—	—	—	(794,184)	-1	794,184	-100

Total Equity	1,912,712	63,081,226	81	59,314,121	82	3,767,105	6

Total Liabilities & Shareholders’ Equity	2,348,681	77,459,508	100	72,315,998	100	5,143,510	7

Forex ( NT$ per US$ )		32.98		32.8

(1) All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Dec 31							Sequential Comparison
	4Q 2009				4Q 2008		YOY	4Q 2009	3Q 2009		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	520,543		16,813,527	100.0		12,448,823	35.1	16,813,527		16,732,703	0.5
Cost of Goods Sold	(415,890)		(13,433,238)	-79.9		(10,071,835)	33.4	(13,433,238)		(12,855,656)	4.5

Gross Profit	104,653		3,380,289	20.1		2,376,988	42.2	3,380,289		3,877,047	-12.8

Operating Expenses
Selling Expenses	(7,933)		(256,231)	-1.5		(513,767)	-50.1	(256,231)		(193,613)	32.3
Administrative Expenses	(9,307)		(300,608)	-1.8		(319,836)	-6.0	(300,608)		(292,411)	2.8
Research and Development Expenses	(11,919)		(384,988)	-2.3		(341,331)	12.8	(384,988)		(342,869)	12.3

	(29,159)		(941,827)	-5.6		(1,174,934)	-19.8	(941,827)		(828,893)	13.6

Operating Income	75,494		2,438,462	14.5		1,202,054	102.9	2,438,462		3,048,154	-20.0

Non-operating Income	68,805		2,222,402	13.2		105,017	2016.2	2,222,402		222,683	898.0
Non-operating Expenses	(753)		(24,330)	-0.1		(2,952,185)	-99.2	(24,330)		(165,820)	-85.3

Income from Continuing Operations before Income Tax	143,546		4,636,534	27.6		(1,645,114)	—	4,636,534		3,105,017	49.3
Income Tax Credit (Expenses)	(10,338)		(333,922)	-2.0		611,535	—	(333,922)		(543,890)	-38.6

Net Income	133,208		4,302,612	25.6		(1,033,579)	—	4,302,612		2,561,127	68.0

Earnings Per Ordinary Share- Diluted		NT$	1.37		NT$	(0.33)			NT$	0.82

Earnings Per ADS- Diluted		US$	0.21		US$	(0.05)			US$	0.13

Weighted Average Outstanding Shares—Diluted (‘k)			3,138,273			3,139,459				3,126,703

Forex ( NT$ per US$ )			32.30			32.98				32.79

(1) All figures are under ROC GAAP.

(2) 1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

For the twelve Months Ended on Dec 31, 2009 and 2008

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months ended on Dec 31, 2009 and 2008
	2009				2008		YOY Change %
	USD	NTD		%	NTD
Net Sales	1,761,187		56,886,354	100.0		60,474,468	-5.9
Cost of Goods Sold	(1,418,682)		(45,823,441)	-80.6		(47,692,335)	-3.9

Gross Profit	342,505		11,062,913	19.4		12,782,133	-13.5

Operating Expenses
Selling expenses	(21,956)		(709,179)	-1.2		(1,203,928)	-41.1
Administrative expenses	(37,739)		(1,218,984)	-2.1		(1,329,791)	-8.3
Research and development expenses	(38,963)		(1,258,493)	-2.2		(1,382,560)	-9.0

	(98,658)		(3,186,656)	-5.6		(3,916,279)	-18.6

Operating Income	243,847		7,876,257	13.8		8,865,854	-11.2

Non-operating Income	77,252		2,495,248	4.4		754,412	230.8
Non-operating Expenses	(5,036)		(162,649)	-0.3		(3,104,813)	-94.8

Income Before Income Tax	316,064		10,208,856	17.9		6,515,453	56.7
Income Tax Credit (Expenses)	(43,933)		(1,419,027)	-2.5		(201,923)	602.8

Net Income	272,131		8,789,829	15.5		6,313,530	39.2

Earnings Per Ordinary Share- Diluted		NT$	2.80		NT$	2.01

Earnings Per ADS- Diluted		US$	0.43		US$	0.30

Weighted Average Outstanding Shares—Diluted (‘k)			3,138,273			3,139,459

Forex ( NT$ per US$)			32.30			32.98

(1) All figures are under ROC GAAP.

(2) 1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED STATEMENTS OF CASH FLOWS

For 12 Months Ended on Dec 31, 2009 and 2008

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months, 2009		12 months, 2008
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	266,520	8,789,829	6,313,530
Depreciation	239,908	7,912,150	8,426,521
Amortization	15,037	495,933	579,527
Gains on disposal of long-term investment	(59,240)	(1,953,750)	—
Long-term investment gain recognized by equity method	(6,881)	(226,951)	(39,839)
Impairment loss on financial instruments	—	—	3,030,604
Change in working capital & others	(13,614)	(448,985)	3,035,870

Net cash flows provided from operating activities	441,729	14,568,226	21,346,213

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(143,686)	(4,738,775)	(9,039,321)
Increase on financial intruments	—	—	—
Proceeds from disposal of long-term investment	5,130	169,173	97,289
Payment for long-term investment	(10,039)	(331,100)	(323,332)
Payment for deferred charges/other changes	(9,627)	(317,491)	(543,265)

Net cash used in investing activities	(158,223)	(5,218,193)	(9,808,629)

Cash Flows from Financing Activities:
Repayment for long-term bank loan	(90,964)	(3,000,000)	—
Cash dividends distributed to shareholders	(170,086)	(5,609,430)	(13,674,711)
Cash bonus distributed to employees	—	—	(1,100,058)
Remueration of directors and supervisors’ bonuses	—	—	(157,405)
Proceeds from the exercise of employee stock option /other charges	(770)	(25,405)	(78,960)

Net cash provided from financing activities	(261,820)	(8,634,835)	(15,011,134)

Net increase (decrease) in cash and cash equivalents	21,686	715,198	(3,473,550)

Cash and cash equivalents at beginning of period	555,468	18,319,338	21,792,888

Cash and cash equivalents at end of period	577,154	19,034,536	18,319,338

Forex ( NT$ per US$ )		32.98	32.8

(1) : All figures are under ROC GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: February 3, 2010	By:	/S/ MS. EVA CHEN
Eva Chen
Chief Financial Officer